May 3, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Suzanne Hayes, Assistant Director

Ms. Tara Keating Brooks

Ms. Mary Beth Breslin

Re:	Baxalta Incorporated (the “Company”)

Amendment No. 1 to Registration Statement on Form S-4

Filed April 21, 2016

File No. 333-210320

Baxter International Inc. (“Baxter”)

Schedule TO-I

Filed April 21, 2016

File No: 5-13005

Dear Ms. Hayes:

On behalf of the Company, set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter, dated April 29, 2016, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-4 submitted to the SEC on April 21, 2016 and Baxter’s Schedule TO-I submitted to the SEC on April 21, 2016.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”), which reflects the responses to the comments received by the Staff and certain updated information.

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed in each case by the response. Page number references in the responses refer to page numbers in Amendment No. 2. Defined terms used but not otherwise defined herein have the meanings ascribed to those terms in Amendment No. 2. The responses and information described below are based upon information provided to us by the Company or Baxter.

Cover Page of Form S-4

1.	We note the legend on the cover page of Form S-4 states “[t]he information in this prospectus is not complete and may be changed.” We also recognize that a preliminary

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 3, 2016

Page | 2

prospectus used to commence an exchange offer early under Rule 162 must include the “red herring” legend required by Item 501(b)(10) of Regulation S-K. The sample legend provided in Item 501(b)(10)(iv) that indicates information in the prospectus is “not complete and may be changed,” however, should be appropriately tailored to explain that the instant prospectus may simply be amended. The legend should not state that the prospectus is not complete. Please refer to our publicly available Telephone Interpretation Manual Supplement dated July 2001, Section I.E.2, for an example of a legend that may be used when an exchange offer is commenced early in reliance upon Rule 162.

Response to Comment 1:

In response to the Staff’s comment, the legend on the cover page of Amendment No. 2 has been revised to remove the words “is not complete.”

How many shares of Baxalta common stock will I receive for my shares of Baxter common stock accepted in the exchange offer?, page 4

2.	Please revise to indicate with more specificity the date on which $100 value of Baxter common stock will be determined. At present, the disclosure could be interpreted to suggest that such value may be determined upon the date of acceptance and only based on a VWAP. For example, the disclosure could be clarified to expressly state that the $100 per-share value of Baxalta common stock on the date of acceptance will be determined at the end of the Averaging Period.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 30 and 69 of Amendment No. 2 to clarify that the per-share values of Baxter common stock and Baxalta common stock will be determined as of the last day of the Averaging Period.

Summary | Question and Answer Number 16

3.	The disclosure indicates that “the maximum number of shares of Baxter common stock that will be accepted if the exchange offer is completed will be equal to 12,800,000 shares of Baxalta common stock held by Baxter divided by the final exchange ratio (which will be subject to the upper limit).” Please quantify, in this answer and with a view toward making conforming changes elsewhere in the offer document, the maximum amount of Baxter’s common stock that is sought in the issuer tender offer. For example, please revise to state, if true, that the maximum amount of Baxter common stock that will be acquired is 11,316,418 shares. Refer to Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation M-A.

Response to Comment 3:

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 3, 2016

Page | 3

As described in Amendment No. 2, the maximum number of shares of Baxter common stock that will be accepted if the exchange offer is completed will be equal to 12,800,000 shares of Baxalta common stock held by Baxter divided by the final exchange ratio (which will be subject to the upper limit). As a result, the maximum number of shares of Baxter common stock that will be accepted and acquired by Baxter depends on the Average Baxter Price, the Average Baxalta Price and whether the upper limit is in effect. As such, the maximum amount of Baxter common stock that will be acquired will not be determined until the end of the Averaging Period. In response to the Staff’s comment, the Company has revised and supplemented the disclosure on pages 8, 9 and 72 of Amendment No. 2 to further clarify how the maximum number of shares of Baxter common stock will be determined and provide sample calculations thereof. In addition, the Company has added a new column to the table under “The Exchange Offer—Terms of the Exchange Offer—Final Exchange Ratio” on page 72 of Amendment No. 2 to illustrate the maximum number of shares of Baxter common stock that will be accepted and acquired in the exchange offer using the indicative exchange ratio as of April 20, 2016 and the effects of a 15% increase or decrease in either or both of the indicative Average Baxter Price and indicative Average Baxalta Price (based on changes relative to the per-share values as of April 20, 2016) on such maximum number of shares of Baxter common stock. Baxter believes that this disclosure satisfies Item 1004(a)(1)(i) of Regulation M-A.

Baxter Selected Historical Financial Data, page 20

4.	Item 10(a) of Schedule TO incorporates by reference financial information included as Item 8 and Exhibit 12 in Baxter’s Annual Report on Form 10-K for the annual period ending December 31, 2015. Under Instruction 6 to Item 10 of Schedule TO, however, a summary of such financial information must be published in the offering document and provided in accordance with Item 1010(c) of Regulation M-A to the extent so incorporated. The summary disclosures under the above heading appear incomplete for this purpose, please revise to provide complete summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 10 of Schedule TO. For example, the ratio of earnings to fixed charges and balance sheet information requested under Item 1-02(bb)(1) of Regulation S-X must be expressly disclosed. For more guidance, see Interpretation I.H.7, accessible via the following link: http://www.sec.gov/interps/telephone/phonesupplement3.htm

Response to Comment 4:

In response to the Staff’s comment, Amendment No. 2 has been revised on page 21 to provide the disclosure required by Item 1010(c) of Regulation M-A, for all periods specified in Item 1010(a) of Regulation M-A.

Conditions to Completion of the Exchange Offer, page 82

5.	Baxter’s failure to exercise its rights under any of the above conditions does not represent a waiver of these rights. If a material offer condition is triggered, however, and Baxter

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 3, 2016

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determines to proceed with the offer anyway and without disclosure, we continue to believe that this decision is tantamount to a waiver of the triggered condition. Please revise the disclosure to remove the implication that Baxter reserves the right not to timely disclose the existence of offer conditions which have been triggered. Refer to Rule 13e-4(d)(2).

Response to Comment 5:

In response to the Staff’s comment, Amendment No. 2 has been revised on pages 83 and 84 to state that if a condition to the exchange offer is triggered, Baxter will timely disclose the existence of the triggered condition, and that if Baxter decides to proceed with the exchange offer and without disclosure, this constitutes a waiver of the triggered condition.

U.S. Federal Income Tax Consequences, page 180

6.	We note your revised disclosures and responses to prior comments 1 and 3. We refer to your revised disclosure that if the merger is consummated, participants in the instant transaction will recognize gain or loss upon receipt of cash and Shire securities in the merger; however, the disclosure should also discuss what the tax consequences will be for the instant transaction, particularly given that the Shire merger is subject to various conditions, including stockholder approval. As the consequences of the exchange offer itself appear to be material to shareholders based on your disclosure that you believe participants in the exchange offer will not recognize gain or loss upon receipt of Baxalta shares in the exchange offer, please revise your disclosure to clearly state, if true, that the exchange offer will be tax-free to participants pursuant to Sections 355 and 361 of the Code and provide the opinion required by Item 601(b)(8) of Regulation S-K. If counsel providing the opinion believes that there is a lack of authority directly addressing the material tax consequences or there is conflicting authority or significant doubt about the material tax consequences, then counsel may issue an opinion subject to a degree of uncertainty. In such case, please provide the additional disclosure required by Section III.C.4 of Staff Legal Bulletin No. 19.

Response to Comment 6:

In response to the Staff’s comment, Amendment No. 2 has been revised on page 181 and in the exhibit index to reflect that tax opinions of KPMG LLP will be filed. The KPMG LLP opinion dated as of June 30, 2015 is attached as Exhibit A hereto. The form of the KPMG LLP opinion to be dated prior to effectiveness of the registration statement is attached as Exhibit B hereto.

U.S. Federal Income Tax Consequences, page 180

7.	We note your revision in response to prior comment 2. Please revise the first paragraph of this section to remove “general” and clarify that the summary addresses all material U.S. federal income tax consequences. Please refer to Section III.C.1 of Staff Legal Bulletin No. 19.

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 3, 2016

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Response to Comment 7:

In response to the Staff’s comment, Amendment No. 2 has been revised on page 180 to remove the word “general” and clarify that the summary addresses all material U.S. federal income tax consequences of the exchange offer.

Exhibit 99.2 | Instruction Booklet to the Letter of Transmittal

8.	Under paragraph 13, Baxter discloses that it “reserves the absolute right in its sole discretion, subject to applicable law, to waive any of the specified conditions, in whole or in part, to the exchange offer at any time...” Please revise to remove the implication that offer conditions may be waived after the tender offer has expired.

Response to Comment 8:

In response to the Staff’s comment, the Instruction Booklet to the Letter Transmittal has been revised on page 9 to state that all conditions to completion of the exchange offer must be satisfied or, where permissible, waived by Baxter before the expiration of the exchange offer.

*   *   *

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 3, 2016

Page | 6

Please do not hesitate to call me at (312) 701-7363 with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses.

Respectfully submitted,

/s/ David A. Schuette
David A. Schuette

cc:	Stephanie Miller (Baxalta Incorporated)

David Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Exhibit A

KPMG LLP	Telephone	+1 202 533 3000
Washington National Tax	Fax	+1202 533 8500
Suite 12000	Internet	www.us.kpmg.com
1801 K Street, NW
Washington, DC 20006

June 30, 2015

Baxter International Inc.

One Baxter Parkway

Deerfield, IL 60015-4625

RE:	Certain U.S. Federal Income Tax
Consequences of the External Spin-Off

Ladies and Gentlemen,

We have acted as a tax advisor to Baxter International Inc. (“BII”) in connection with the proposed separation of BII’s bioscience business (the “Bioscience Business”) from its medical products business (the “Separation”). BII has requested the opinion of KPMG LLP (“KPMG” or “we”) with respect to certain U.S. federal (“Federal”) income tax consequences of the External Spin-Off (defined below). The Separation will be carried out pursuant to the registration statement of Baxalta Incorporated (“Baxalta”) on Form 10 initially filed with the Securities and Exchange Commission (the “SEC”) on December 10, 2014 (including all amendments and exhibits thereto) (the “Registration Statement”). This letter (the “Tax Opinion”) sets forth our opinion concerning certain Federal income tax consequences of the External Spin-Off.

I.	CERTAIN ASSUMPTIONS AND REPRESENTATIONS

In preparing our Tax Opinion, we have relied upon the accuracy and completeness of certain statements, representations, warranties, covenants, facts, and information provided by representatives of BII and Baxalta and their subsidiaries and others, including the accuracy and completeness of all of the representations set forth in a letter, of even date herewith, signed by an officer of each of BII and Baxalta, which is attached hereto as an exhibit (the “External Distribution Officer’s Certificate”).

We have also relied upon the accuracy and completeness of the statements, representations, warranties, covenants, facts, and information set forth in the following documents (contained in originals or copies, certified or otherwise identified to our satisfaction):

•	the private letter ruling issued to BII by the Internal Revenue Service (the “Service”) regarding certain aspects of the tax-free status of the External Spin-Off, as well as certain other aspects of the Separation (the “IRS Ruling”);

•	the request for private letter rulings submitted by BII to the Service (including any appendix, exhibit, attachment, or supplemental thereto), and all materials subsequently submitted to the Service by or on behalf of BII relating to the Separation, including all supplemental submissions, as modified by the IRS Ruling (the “Ruling Request” and together with the IRS Ruling, the “Ruling Documents”);

•	the Registration Statement and all submissions filed with the SEC related to the Registration Statement;

•	the letter provided by Goldman Sachs & Co., dated as of May 26, 2015, regarding the business purposes for the Separation, including the External Spin-Off;

KPMG LLP is a Delaware limited liability partnership,

the U.S. member firm of KPMG International

Cooperative (“KPMG International”), a Swiss entity.

Baxter International Inc.

June 30, 2015

Bioscience Business Separation

•	the form of Tax Matters Agreement, by and among Baxter International Inc. and its Affiliates and Baxalta Incorporated and its Affiliates, attached as Exhibit 10.3 to Amendment No. 2 to the Registration Statement (filed with the SEC on April 10, 2015);

•	the Transaction Documents as defined in the External Distribution Officer’s Certificate; and

•	all other documents and records as we have deemed necessary or appropriate as a basis for the Tax Opinion (collectively with the documents referred to in the preceding bullets and the External Distribution Officer’s Certificate, the “Baxter Documents”).

In rendering the Tax Opinion, we have assumed with your permission each of the following:

•	The statements, representations, warranties, and information set forth in the Baxter Documents and made by representatives of BII and its subsidiaries are true, correct, and complete as of the date hereof and will continue to be true, correct, and complete, and that such representations and covenants will be complied with, in each case, without regard to any qualification as to knowledge, belief, intent, or otherwise.

•	To the extent KPMG has not been provided with the executed version of any Baxter Document, such document was or will be executed in a form that is identical in all material respects to the last draft reviewed by KPMG.

•	The assumptions upon which BII and Baxalta have permitted us to rely, including those listed on Schedule A attached to the External Distribution Officer’s Certificate, are correct.

•	The genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us, including in electronic format, as duplicates or copies, and the authenticity of the originals of such latter documents.

II.	THE EXTERNAL SPIN-OFF

The External Spin-Off consists of the following steps:

(i)	The contribution by BII of its Bioscience Business assets to Baxalta in exchange for cash (an amount of cash equal to the cash received, the “Cash Amount”), the assumption by Baxalta of certain liabilities of BII, and Baxalta stock issued or deemed to be issued (the first such contribution, the “Initial Baxalta Contribution,” and any subsequent contributions by BII to Baxalta, the “Subsequent Baxalta Contributions,” and the Initial Baxalta Contribution together with any Subsequent Baxalta Contributions, the “Baxalta Contributions”);

Baxter International Inc.

June 30, 2015

Bioscience Business Separation

(ii)	BII will distribute and/or transfer the Baxalta stock and the Cash Amount to BII’s shareholders and creditors.

a.	The distributions of such Baxalta stock (i) will include an initial distribution by BII of at least 80.1 percent of the Baxalta stock pro rata to the BII shareholders (the “Initial External Distribution”), and (ii) are intended to include distributions and/or transfers within the 18-month period following the Initial External Distribution (the “18-Month Period”) by BII of the remaining Baxalta stock (the “Remainder Stock”) to (A) BII’s shareholders (through the payment of (1) dividends, including regular quarterly dividends (the “Deferred Distributions”), and/or (2) redemptions pursuant to existing, amended or future stock repurchase programs (the “Stock Exchanges”)) and/or (B) BII creditors in their capacity as creditors, including, potentially, with respect to (1) third party BII debt purchased by certain financial institutions, (2) debt issued pursuant to a credit facility executed by BII and certain banks on December 10, 2014, (3) debt held by one or more members of BII’s affiliated group within the meaning of Section 1504(a),[1] without regard to Section 1504(b), and (4) certain amounts transferred to the defined benefit plan of which BII is the sponsor as described in the IRS Ruling (transfers to such defined benefit plan that occur within the 18-Month Period up to the “Pension Plan Amount” as defined in the IRS Ruling the “Pension Plan Transfers,” and together with other transfers to creditors described in (B) above that occur within the 18-Month Period, the “Stock-for-Debt Exchanges,” and the Stock-for-Debt Exchanges together with the Deferred Distributions and Stock Exchanges that occur within the 18-Month Period, the “Subsequent Distributions”). Any Remainder Stock not distributed or transferred pursuant to the Subsequent Distributions will be disposed of by BII no later than five years after the Initial External Distribution (the “Remaining Dispositions”).

b.	The Cash Amount will be distributed and/or transferred, following the Initial Baxalta Contribution and in all events within the 18-Month Period, by BII as specifically described in the IRS Ruling to its (i) shareholders and/or (ii) creditors in their capacity as creditors (the “Cash Amount Purge” and together with the Baxalta Contributions, the Initial External Distribution, and any Subsequent Distributions (the “External Spin-Off”).

[1]	Unless otherwise indicated, all “Section” references are to the Internal Revenue Code of 1986, as amended (the “Code”), or the regulations promulgated or proposed thereunder by the U.S. Department of the Treasury.

Baxter International Inc.

June 30, 2015

Bioscience Business Separation

III.	SCOPE OF THE TAX OPINION

The conclusions set forth in the Tax Opinion are based on our analysis and interpretation of the applicable authorities and our views regarding the most appropriate interpretation of such authorities. In rendering our advice, we have considered, among other authorities and guidance, the applicable provisions of the Code and the regulations thereunder and judicial and administrative interpretations thereof. These authorities are subject to change or modification retroactively and/or prospectively, and any such changes could affect the correctness of our opinion.

Except as set forth herein, we express no opinions or views regarding the Federal income tax consequences of the External Spin-Off, the Separation, or any other transaction. Any advice in this Tax Opinion is limited to the conclusions specifically set forth herein under the heading “Opinion.” KPMG expresses no opinion with respect to any other federal, state, local, or foreign tax or legal aspect of the transactions described herein. No inference should be drawn on any matter not specifically and expressly addressed in this Tax Opinion. Advice relative to tax matters outside the United States is based on tax advice provided by the KPMG International member firm in the particular country and on the relevant tax authorities in that country and is outside the scope of this Tax Opinion.

The advice contained in this Tax Opinion is not binding on the Service, any other tax authority, or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court. The advice is based on the completeness and accuracy of all of the facts, assumptions, and representations upon which we have relied. Unless separately agreed in writing, we will not update our advice contained in this Tax Opinion for any (i) subsequent changes or modifications to the law, regulations, or to the judicial and administrative interpretations thereof, (ii) correction to the facts or assumptions upon which we have relied in rendering this Tax Opinion, or (iii) new or additional facts or information.

IV.	OPINION

Based upon the foregoing and subject to the assumptions, exceptions, limitations, and qualifications set forth herein and in the Registration Statement under the heading “Material U.S. Federal Income Tax Consequences,” it is our opinion that under current U.S. federal income tax law:

1.	The Baxalta Contributions, followed by the Initial External Distribution, any Subsequent Distributions, and/or Remaining Dispositions, will qualify as a reorganization within the meaning of Section 368(a)(1)(D). BII and Baxalta will each be “a party to a reorganization” within the meaning of Section 368(b).

2.	No gain or loss will be recognized by BII on the exchange of property for stock of Baxalta issued or deemed to be issued and the assumption by Baxalta of liabilities of BII in the Baxalta Contributions (Section 357(a); Section 361(a)).

Baxter International Inc.

June 30, 2015

Bioscience Business Separation

3.	Provided that BII distributes or transfers the entire Cash Amount to its shareholders or creditors within the 18-Month Period pursuant to the Cash Amount Purge, BII will recognize no gain or loss on the receipt of the Cash Amount from Baxalta (Section 361(b)(1)(A) and (b)(3)).

4.	No gain or loss will be recognized by Baxalta on the Baxalta Contributions (Section 1032(a)).

5.	No gain or loss will be recognized by BII on the distribution of Baxalta stock to BII shareholders or creditors pursuant to the Initial External Distribution, the Pension Plan Transfers, any Deferred Distributions, or any Stock Exchanges (Section 361(c)).

6.	No gain or loss will be recognized by, and no amount will otherwise be included in the income of, BII’s shareholders upon receipt of the stock of Baxalta with respect to, or in exchange for, BII stock in the Initial External Distribution, any Deferred Distributions, or any Stock Exchanges (Section 355(a)(1)).

7.	A holder of BII stock who receives cash in lieu of a fractional share of Baxalta stock deemed received in the Initial External Distribution will recognize gain or loss measured by the difference between the basis of such fractional share and the amount of cash received therefor (Section 1001).

We hereby consent to the use of our name under the captions “Material U.S. Federal Income Tax Consequences” and “Risk Factors” in the Registration Statement. In providing this consent, we do not admit that we come within the category of persons whose consent is required under section 7 of the Securities Act of 1933, Pub. L. No. 73-22, 48 Stat. 74, 78 (1933), or the rules and regulations of the SEC thereunder.

Very truly yours,

/s/ KPMG LLP
KPMG LLP

Exhibit B

[DRAFT, dated May 3, 2016]

KPMG LLP	Telephone	+1 202 533 3000
Washington National Tax	Fax	+1 202 533 8500
Suite 12000	Internet	www.us.kpmg.com
1801 K Street, NW
Washington, DC 20006

Baxter International Inc.

Attn: David P. Scharf

Corporate Vice President, General Counsel and Corporate Secretary

One Baxter Parkway

Deerfield, IL 60015-4625

Ladies and Gentlemen,

We have acted as a tax advisor to Baxter International Inc. (“Baxter”) in connection with the separation of Baxter’s bioscience business (the “Bioscience Business”) from its medical products business (the “Separation”).1 Baxter has requested the opinion of KPMG LLP (“KPMG” or “we” and this opinion letter, the “Tax Opinion”) with respect to the specified United States (“U.S.”) federal income tax consequences described herein of the distribution of certain stock of Baxalta Incorporated (“Baxalta”) held by Baxter in exchange for shares of Baxter stock (the “Split-Off”). The requested Tax Opinion does not address the impact, if any, of the acquisition by Shire plc (“Shire”) of Baxalta (such acquisition, together with any other actions related to such acquisition, the “Shire Acquisition”) and therefore expressly assumes that the Shire Acquisition will not occur.

As part of the Separation, Baxter contributed assets to Baxalta prior to July 1, 2015 in exchange for Baxalta stock and cash (the “Contribution” and the amount of received cash, the “Cash Amount”), distributed more than 80 percent of the outstanding shares of Baxalta stock to Baxter shareholders on July 1, 2015 (the “Initial External Distribution” and the remaining Baxalta stock received in the Contribution that was not distributed in the Initial External Distribution, the “Remainder Stock”), and distributed the Cash Amount to creditors between July 1, 2015 and July 21, 2015 (the “Cash Amount Purge”). Thereafter (i) on January 27, 2016 Baxter exchanged certain shares of Remainder Stock in satisfaction of all of the outstanding principal amounts under, and in connection therewith the termination of, the revolving credit agreement entered into by Baxter on December 10, 2014 and amended December 8, 2015 (the “Bank Facility” and such exchange of Baxalta stock in satisfaction of all outstanding principal amounts under the Bank Facility, the “Bank Facility Exchange”), and (ii) on March 16, 2016 Baxter exchanged certain shares of Remainder Stock for other outstanding debt of Baxter (the

[1]

Unless otherwise indicated, all “Section” references are to the Internal Revenue Code of 1986, as amended (the “Code”), or the regulations promulgated or proposed thereunder by the U.S. Department of the Treasury (the “Treasury”). Each capitalized term not otherwise defined herein shall have the meaning ascribed to it in the Baxter Officer’s Certificate (defined below), or if not therein in the External Distribution Officer’s Certificate (defined below).

[DRAFT, dated May 3, 2016]

Baxter International Inc.

DRAFT DATE: May 3, 2016

Tax Opinion

“Bond-for-Stock Exchange”). Baxter intends and expects that prior to the Split-Off it will contribute certain shares of the Remainder Stock to the defined benefit plan of which Baxter is the sponsor as described in the IRS Ruling (defined below) (the “Pension Plan Transfers” and collectively, with the Initial External Distribution, the Cash Amount Purge, the Bank Facility Exchange, the Bond-for-Stock Exchange, and the Split-Off, the “External Spin-Off”).

I.	CERTAIN ASSUMPTIONS AND REPRESENTATIONS

In preparing our Tax Opinion, we have relied upon the truth, accuracy and completeness of certain statements, representations, warranties, covenants, facts, and information provided by representatives of Baxter and Baxalta and their subsidiaries, their outside advisors, and others, including those representations, statements, warranties, covenants, facts, and information set forth in (i) the letter, dated June 30, 2015, signed by officers of Baxter and Baxalta relating to the External Spin-Off (the “External Distribution Officer’s Certificate”),2 (ii) the letter, dated the date hereof, signed by an officer of Baxter relating to the Tax Opinion (the “Baxter Officer’s Certificate”), (iii) the letter, dated the date hereof, signed by an officer of Baxalta relating to the Tax Opinion (the “Baxalta Officer’s Certificate,” and together with the Baxter Officer’s Certificate and the External Distribution Officer’s Certificate, the “Officer’s Certificates”) and (iv) the following documents (contained in originals or copies, certified or otherwise identified to our satisfaction):

•	the Baxter Documents as defined in the External Spin-Off Opinion;[3]

•	the Amendment No. 1 to the Form S-4 Registration Statement of Baxalta filed with the Securities and Exchange Commission on April 21, 2016 (including all amendments and exhibits thereto, including the Letter of Transmittal, the Instructions for the Letter of Transmittal, the Offer to Exchange dated April 21, 2016, and the Notice of Guaranteed Delivery) (the “Form S-4”), and

•	all other documents and records as we have deemed necessary or appropriate as a basis for the Tax Opinion (collectively with the Officer’s Certificates and the other documents referred above, the “Relevant Documents,” and each a “Relevant Document”).

[2]	The opinion of KPMG to Baxter dated June 30, 2015, related to the External Spin-Off is referred to herein as the “External Spin-Off Opinion.”
[3]	The Baxter Documents include, among other documents, the private letter ruling issued to Baxter by the Internal Revenue Service (the “Service”) with respect to the specified U.S. federal income tax consequences described therein relating to the External Spin-Off (the “IRS Ruling”); the request submitted by Baxter for the IRS Ruling; the Tax Matters Agreement by and among Baxter and its affiliates and Baxalta and its affiliates entered into as of June 30, 2015; the Separation and Distribution Agreement by and between Baxter and Baxalta dated as of June 30, 2015; the Business Contribution Agreement by and between Baxter and Baxalta dated as of May 10, 2015; the letter provided by Baxter’s investment banker, dated as of May 26, 2015, regarding the business purposes for the Separation, including the External Spin-Off; the Global Step Plan dated May 26, 2015; and the registration statement of Baxalta on Form 10 initially filed with the Securities and Exchange Commission on December 10, 2014 (including all amendments and exhibits thereto).

[DRAFT, dated May 3, 2016]

Baxter International Inc.

DRAFT DATE: May 3, 2016

Tax Opinion

In rendering the Tax Opinion, we have assumed with your permission each of the following:

•	The statements, representations, warranties, and information set forth in the Relevant Documents and made by representatives of Baxter or Baxalta and their subsidiaries, including in the Officer’s Certificates, are true, correct, and complete as of the date hereof and will continue to be true, correct, and complete, including on the date of the Split-Off (except that the representations in the External Distribution Officer’s Certificate, other than the Relevant Representations as defined in the Baxter Officer’s Certificate or the Baxalta Officer’s Certificate, were true, correct, and complete as of the date thereof), that such covenants will be complied with, in each case, that such representations are true without regard to any qualification as to knowledge, belief, intent, or otherwise, and that the assumptions set forth in the Relevant Documents and herein are true.

•	All events described in the Relevant Documents (including the Split-Off) that are expected, planned or intended to occur or not occur will in fact occur or not occur, as applicable, and all obligations imposed by any such document on the parties thereto (including in connection with the Split-Off) have been or will be performed or satisfied in accordance with their terms, except that it is assumed the Shire Acquisition will not occur.

•	Baxter will divest its interest in all of the shares of Baxalta stock it held immediately before the Initial External Distribution as described in the IRS Ruling.

•	The Split-Off will occur as described in the Relevant Documents and within 18-months following the date of the Initial External Distribution and will be conducted pursuant to an existing, amended, or future stock repurchase program of Baxter.

•	The IRS Ruling is valid and will apply to the External Spin-Off, including the Split-Off.

•	To the extent KPMG has not been provided with the executed version of any Relevant Document, such document was or will be executed in a form that is identical in all material respects to the last draft reviewed by KPMG.

•	The genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us, including in electronic format, as duplicates or copies, and the authenticity of the originals of such latter documents.

We have not independently verified, and will not independently verify, any factual matter in connection with, our preparation of this Tax Opinion. If any of the facts, assumptions, or representations is not entirely true, complete or accurate, it is imperative that we be informed immediately in writing as the incompleteness or inaccuracy could cause us to change our opinion. The existence of any other facts could materially affect the conclusions contained herein.

[DRAFT, dated May 3, 2016]

Baxter International Inc.

DRAFT DATE: May 3, 2016

Tax Opinion

Any advice in this Tax Opinion is limited to the conclusions specifically set forth herein under the heading “Opinion” and is based upon the Relevant Guidance (defined below) in effect as of the date hereof. KPMG expresses no opinion with respect to any other federal, state, local, or foreign tax or legal aspect of the transactions described herein, including consequences of the Medicare tax on net investment income. No inference should be drawn on any matter not specifically and expressly addressed in this Tax Opinion.

The scope of the Tax Opinion is limited to the specified U.S. federal income tax consequences described herein applicable to holders of Baxter common stock that are U.S. holders4 that hold their shares of Baxter common stock as a capital asset within the meaning of Section 1221. Further this Tax Opinion does not discuss all tax considerations that may be relevant to holders of Baxter common stock in light of their particular circumstances, nor does it address the consequences to holders of Baxter common stock subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, partnerships (including entities treated as partnerships for U.S. federal income tax purposes) and their partners, persons who acquire such shares of Baxter common stock pursuant to the exercise of employee stock options or otherwise as compensation, financial institutions, insurance companies, dealers or traders in securities, and persons who hold their shares of Baxter common stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment or other risk-reduction transaction for U.S. federal income tax purposes.

In rendering our advice, we have considered, among other authorities, guidance, and relevant communications, the applicable provisions of the Code and any final, temporary, or proposed regulations thereunder, judicial and administrative interpretations5 thereof (including, for example, notices, announcements, private letter rulings, Chief Counsel Advice Memorandum, and Technical Advice Memorandum issued by the Service, and other similar communications), and proposed legislation, in each case and as applicable, enacted, promulgated, published, made public, or communicated on or prior to the date of this Tax Opinion (collectively, the “Relevant Guidance”), which is subject to change or modification either prospectively or retroactively. Moreover, any such change or any change or inaccuracy in any representation, fact, or other information on which we have relied in rendering this Tax Opinion could affect the applicability of one or more of our conclusions. The advice contained in this Tax Opinion is not binding on the Service, any other tax authority, or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court.

[4]	For purposes of this Tax Opinion, a U.S. holder is a beneficial owner of Baxter common stock that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the U.S.; (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. or any state or political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if (A) a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (B) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations.
[5]	As used herein, an administrative interpretation includes any interpretation by the Service or any other part of the Treasury.

[DRAFT, dated May 3, 2016]

Baxter International Inc.

DRAFT DATE: May 3, 2016

Tax Opinion

The conclusions set forth herein are based on: (i) the truth, completeness, and accuracy of any one or more of the representations by Baxter or Baxalta; (ii) the facts and assumptions on which we have relied relating to the matters to which this advice is addressed; and (iii) our analysis and interpretation of the Relevant Guidance and our views regarding the most appropriate interpretations of the Relevant Guidance. Unless separately agreed in writing, we will not update our advice contained in this Tax Opinion for any changes in the above, including the consummation of the Shire Acquisition. Moreover, this Tax Opinion expressly does not take into account any factual developments or matters that may arise following the date of this opinion.

II.	OPINION

Based upon the foregoing and subject to the assumptions, exceptions, limitations, and qualifications set forth herein, it is our opinion that, based on U.S. federal income tax law as of the date hereof:

(i)	Baxter will not recognize gain or loss for U.S. federal income tax purposes on the transfer of Baxalta common stock in exchange for Baxter common stock in the Split-Off;

(ii)	holders of Baxter common stock who participate in the Split-Off will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of shares of Baxalta common stock in exchange for their Baxter common stock in the Split-Off;

(iii)	the tax basis of the Baxalta common stock, including any fractional shares deemed received, in the hands of a holder of Baxter common stock who exchanges Baxter common stock for Baxalta common stock in the Split-Off will be, immediately after the Split-Off, the same as the tax basis of the shares of Baxter common stock exchanged therefor;

(iv)	each Baxter stockholder’s holding period in the Baxalta common stock received in the Split-Off will include the holding period of the Baxter common stock exchanged therefor; and

(v)	a holder of Baxter common stock who receives cash in lieu of a fractional share of Baxalta common stock in the Split-Off will recognize capital gain or loss measured by the difference between the tax basis of the fractional share deemed to be received, as determined above, and the amount of cash received in respect thereof.

[DRAFT, dated May 3, 2016]

Baxter International Inc.

DRAFT DATE: May 3, 2016

Tax Opinion

We hereby consent to the filing of this opinion and the External Spin-Off Opinion as exhibits to the Form S-4 and the references to such opinions and the use of our name under the captions “Material U.S. Federal Income Tax Consequences” and “Risk Factors” in the Form S-4. In providing this consent, we do not admit that we come within the category of persons whose consent is required under section 7 of the Securities Act of 1933, Pub. L. No. 73-22, 48 Stat. 74, 78 (1933), or the rules and regulations of the SEC thereunder.

[DRAFT, dated May 3, 2016]

Baxter International Inc.

DRAFT DATE: May 3, 2016

Tax Opinion

Very truly yours,

KPMG LLP

[DRAFT, dated May 3, 2016]